                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*

                              New Dragon Asia Corp.
                         ------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   64353N 30 6
                         ------------------------------
                                 (CUSIP Number)

                             David L. Ficksman, Esq.
                                 Loeb & Loeb LLP
         10100 Santa Monica Boulevard, Suite 2200, Los Angeles, CA 90067
                                 (310) 282-2350
 ------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 14, 2001
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.



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CUSIP No. 64353N 30 6

1       NAME OF REPORTING PERSON

               New Dragon Asia Food Limited

        I.R.S. IDENTIFICATION NOS OF ABOVE PERSON

               Not Applicable

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [_]              (b) [_]

3       SEC USE ONLY

4       SOURCE OF FUNDS

               OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

               British Virgin Islands

NUMBER OF                    7      SOLE VOTING POWER
SHARES                                      34,999,469
BENEFICIALLY
OWNED BY                     8      SHARED VOTING POWER
EACH                                                 0
REPORTING
PERSON                       9      SOLE DISPOSITIVE POWER
                                            34,999,469

                             10     SHARED DISPOSITIVE POWER
                                                     0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               34,999,469

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

               [_]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               89.46%

14      TYPE OF REPORTING PERSON

        CO



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ITEM 1. SECURITY AND ISSUER

        This statement on Schedule 13D relates to 34,999,469 shares of Class A Common Stock, $0.001 par value per share (the "Common Stock"), of New Dragon Asia Corp., a Florida corporation (the "Issuer"). The principal executive office of the Issuer is located at Room 1304 Wing On Centre 111 Connaught Road,
Central Sheung Wan, Hong Kong.

ITEM 2. IDENTITY AND BACKGROUND

        (a) - (c) This statement on Schedule 13D is filed by New Dragon Asia Food Limited ("Reporting Person"). The Reporting Person's business address is 13th Floor Wing On Centre Connaught Road, Central Hong Kong. The Reporting Person through several subsidiaries and joint ventures, is principally engaged in the manufacturing, marketing and distribution of instant noodles and flour in Mainland China.

        (d) and (e) During the past five years, no officer or director of the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a citizen of the British Virgin Islands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The Reporting Person entered into an Amended and Restated Exchange Agreement, dated as of December 13, 2001 (the "Exchange Agreement") by and among the Issuer, Max Rutman, Flagship Import Export LLC, a Nevada limited liability company. Pursuant to the Exchange Agreement, on December 13, 2001 (the "Closing Date"), the Reporting Person acquired from Issuer in exchange for 34,999,469 shares of common stock in exchange for its equity interest in four companies organized under the laws of the British Virgin Islands (each a "Subsidiary" and, collectively the "Subsidiaries") each of which in turn hold an interest in a separate sino-foreign joint ventures.

ITEM 4. PURPOSE OF TRANSACTION

        The Reporting Person entered into the above-mentioned transaction to acquire the shares of Common Stock for investment purposes. The Common Stock was acquired pursuant to the Share Exchange Agreement as described in Item 3 hereof. As a result of the Share Exchange the Issuer will carry on the business of New Dragon Asia Food Limited and the Reporting Person will nominate certain persons to the Issuers' board of directors.

        The Reporting Person intends to review on a continuing basis its investment in the Issuer and may, depending upon the evaluation of his financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Issuer.

        Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer, involving the Issuer or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by the Reporting Person.



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
                                                           Percentage of
Reporting Person                     Number of Shares           Total             Citizenship
----------------                     ----------------      -------------          -----------
New Dragon Asia Food Limited           34,999,469                89.46%             People's
                                                                                   Republic of
                                                                                      China

        (b) The Reporting Person holds the sole power to vote and to dispose or direct the disposition of his shares of Common Stock.

        (c) The Reporting Person has not effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

        (d)    Not applicable.

        (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Other than as described in Item 4 above, to the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.           DESCRIPTION
-----------           -----------
1.1                   Exchange Agreement dated as of December 13, 2001



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

                                            Date:  December 13, 2001

                                            NEW DRAGON ASIA FOOD LIMITED

                                            By /s/ Willie Lai
                                              ----------------------------------
                                            Name: Willie Lai
                                            Title: Chairman



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